REBECCA MALANGA Counsel (908) 763-2888 rebecca.malanga@equitable.com

October 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statements

Equitable Financial Life Insurance Company (the “Registrant”)

Separate Account A (the “Separate Account”)

Initial Registration Statement Form N-4 (File Nos. 333-218513; 811-01705) (the “Registration Statement”)

Registration Statement Amendments (File No 333-218513):

N-4/A	02-02-2018	497	02-28-2020
N-4/A	08-15-2018	485BPOS	04-22-2020
497	08-29-2018	497J	05-05-2020
497	02-08-2019	497	06-22-2020
485BPOS	04-16-2019	485BPOS	04-20-2021
497J	05-02-2019	497J	05-06-2021
497	08-01-2019

Commissioners:

On May 5, 2017 the Initial Registration Statement was filed on Form N-4. The Registration Statement was declared effective on August 27, 2018. Amendments to the above referenced Registration Statement have also been subsequently filed, as referenced above. The purpose for the Registration Statement was to register a new product offered by the Registrant. However, it has been determined that this product will not be offered and no sales have been made, therefore we are hereby requesting withdrawal of the previously accepted Registration Statement under Form Type RW and pursuant to Rule 477.

The Registrant and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

Please contact the undersigned at (908) 763-2888 if you have any questions or comments.

Very truly yours,

/s/ Rebecca Malanga
Rebecca Malanga

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104